

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 NOV 15 P 12:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03827

PTTEP No.1.910/ 423 /2006

Finance Department
Tel. 0-2537-4609

November 10, 2006


06018500

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up-capital of the Company on November 10, 2006. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,286,002,000.00 (Three thousand two hundred and eighty six million and two thousand Baht)
2. The Company's issued and paid-up shares are 3,286,002,000 (Three thousand two hundred and eighty six million and two thousand shares), which are categorized as follows:

Ordinary Shares :	3,286,002,000	(Three thousand two hundred and eighty six million and two thousand shares)
Preferred Shares :	-	(-)

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President